May 27, 2022

VIA EDGAR

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Attention: Cara Wirth

Mara Ransom

Re:	Swvl Holdings Corp
Registration Statement on Form F-1
Filed April 21, 2022
File No. 333-264416

Ladies and Gentlemen:

This letter is submitted on behalf of Swvl Holdings Corp (the “Company”) in response to the comments from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in a letter to the Company dated May 20, 2022 (the “Comment Letter”) with respect to the above referenced registration statement on Form F-1 filed with the Commission on April 21, 2022 (the “Registration Statement”). In connection with this letter responding to the Staff’s comments, the Company is filing Amendment No. 1 to the Registration Statement (the “Amendment No. 1”), which will include changes in response to the Staff’s comments.

The numbered paragraphs and headings below correspond to those set forth in the Comment Letter. Each of the Staff’s comments is set forth in bold, followed by the Company’s response to each comment. Capitalized terms used in this letter but not defined herein have the meaning given to such terms in Amendment No. 1. All references to page numbers in these responses are to pages of Amendment No. 1.

Registration Statement on Form F-1 Filed April 22, 2022

Cover Page

1.	For each of the securities being registered for resale, disclose the price that the Selling Securityholders paid for such securities.

Response: The Company has revised its disclosure on the cover page to address the Staff’s comment.

2.

Please disclose the exercise price(s) of the warrants compared to the market price of the underlying security. We note that the warrants are out the money. Please disclose the likelihood that warrant holders will not exercise their warrants. Provide similar disclosure in the prospectus summary, risk factors, MD&A and use of proceeds section and disclose that cash proceeds associated with the exercises of the warrants are dependent on the stock price. As applicable, describe the impact on your liquidity and update the discussion on your ability to fund your operations on a prospective basis with your current cash on hand.

Response: The Company has revised its disclosure on the cover page and pages 7, 42, 67 and 97 to address the Staff’s comment.

3.

We note the significant number of redemptions of your Class A Ordinary Shares in connection with your business combination and that the shares being registered for resale on this F-1 and your Form F-1 filed on April 21, 2022, File No. 333-264418, relating to your committed equity financing agreement with B. Riley Principal Capital, LLC (Committed Equity Financing Form F-1) will exceed your public float. We also note that certain of the shares being registered for resale were purchased by the Selling Securityholders for prices considerably below the current market price of the Class A Ordinary Shares. Please highlight the significant negative impact sales of shares on this registration statement, and separately, combined with the sales of shares in your Committed Equity Financing Form F-1 could have on the public trading price of the Class A Ordinary Shares.

Response: The Company has revised its disclosure on the cover page to address the Staff’s comment.

Prospectus Summary, page 1

4.

Please expand your discussion here to reflect the fact that this offering involves the potential sale of a substantial portion of shares for resale and discuss how such sales could impact the market price of your Class A Ordinary Shares. Your discussion should highlight the fact that a few of your shareholders are beneficial owners of approximately 47% of your outstanding shares and will generally be able to sell all of their shares (as indicated in the Selling Securityholders table) for so long as the registration statement of which this prospectus forms a part is available for use.

Response: The Company has revised its disclosure on pages 3 and 4 to address the Staff’s comment.

Risk Factors, page 7

5.

Include an additional risk factor highlighting the negative pressure potential sales of shares pursuant to this registration statement and your Committed Equity Financing Form F-1 could have on the public trading price of the Class A Ordinary Shares. To illustrate this risk, disclose the purchase price of the securities being registered for resale and the percentage that these shares currently represent of the total number of shares outstanding. Also disclose that even though the current trading price is below the SPAC IPO price, the private investors have an incentive to sell because they will still profit on sales because of the lower price that they purchased their shares than the public investors. Please also highlight the negative pressure potential sales of shares could have on the public trading price of the Class A Ordinary Shares specifically with respect to the potential resulting effects on meeting your Earnout Triggering Events, which we note are $12.50, $15.00, and $17.50.

Response: The Company has revised its disclosure on pages 41 and 42 to address the Staff’s comment.

Operating and Financial Review and Prospects, page 76

6.

In light of the significant number of redemptions and the unlikelihood that you will receive significant proceeds from exercises of the warrants because of the disparity between the exercise price of the warrants and the current trading price of the Class A Ordinary Shares, expand your discussion of capital resources to address any changes in your liquidity position since the business combination. If it likely that you will have to seek additional capital, outside of the Committed Equity Financing, which we note you already discuss on page 20, 39, and 76, or employee incentive plans, please revise to state as much discuss the effect of this offering on your ability to raise additional capital.

Response: The Company has revised its disclosure on pages 97 and 98 to address the Staff’s comment.

General

7.

Please revise your prospectus to disclose the price that each Selling Securityholder paid for the securities being registered for resale. Highlight any differences in the current trading price, the prices that the Sponsor, PIPE investors, and other Selling Securityholders acquired their shares and warrants, and the price that the public securityholders acquired their shares and warrants. Please disclose that while the Sponsor, PIPE investors, and other Selling Securityholders may experience a positive rate of return based on the current trading price, the public securityholders may not experience a similar rate of return on the securities they purchased due to differences in the purchase prices and the current trading price. Please also disclose the potential profit the Selling Securityholders will earn based on the current trading price. Lastly, please include appropriate risk factor disclosure.

Response: The Company has revised its disclosure on the cover page and page 41 and 112 to address the Staff’s comment.

8.

You state on page 39 that “[f]uture resales of Swvl’s shares may cause the market price of Swvl’s shares to drop significantly, even if Swvl’s business is doing well.” This risk factor should be updated with specifics about the number and or value of shares given that this prospectus is facilitating those sales, along with the potential value of shares for sale in your Committed Equity Financing Form F-1, which we note is up to $471,742,855 of newly issued Class A Ordinary Shares.

Response: The Company has revised its disclosure on page 42 to address the Staff’s comment.

*    *    *

Should you have any questions or comments with respect to Amendment No. 1 or this letter, please contact Nicholas A. Dorsey at 212-474-1764.

Sincerely,

/s/ Nicholas A. Dorsey

Nicholas A. Dorsey

Copy to:

Mostafa Kandil

    Youssef Salem

        Swvl Inc.

            The Offices 4, One Central

                Dubai World Trade Centre

                    Dubai, UAE

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